Exhibit 21.1

MedVest Holdings Corporation Significant and Other Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

MedVest Holdings Corp	Ohio
Medex, Inc.	Ohio
Medex Medical, Inc.	Ohio
Medex Cardio-Pulmonary Inc.	Ohio
Medex de Mexico SA de CV	Mexico
Medex de Costa Rica, Ltda.	Costa Rica
Medex Canada, Inc.	Canada
Medex Japan KK	Japan
Medex Medical France SARL	France
Medex EU SARL	Luxembourg
Medex Financial SARL	Luxembourg
Medex Medical Espana SRL	Spain
Medex Medical Ltd.	United Kingdom
Ashfield Medical Systems Ltd.	Scotland
Medex Medical GmbH	Switzerland
Medex Do Brasil Productos Hospitalares, Ltda.	Brazil
Medex Italia SRL	Italy
Medex GmbH	Germany